FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

Subject to the following sentence, this report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the press release which forms part of the Form 6-K under the heading “About Pharmavite LLC” is not incorporated by reference in the prospectus.  Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	February 13, 2006

Forbes Medi-Tech Announces Pharmavite Contract Renewal

~Key Reducol™ Customer Continues Contract and Reports Strong Product Sales~

Vancouver, British Columbia – Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced it has extended its supply and licensing contract with Pharmavite LLC until mid 2007 for the continued sale of Reducol™, the branded cholesterol lowering ingredient in one of Pharmavite’s leading dietary supplements, Nature Made® CholestOff®.

“The renewal of business between Pharmavite and Forbes is the result of a successful strategic partnership and strong CholestOff® sales,” said Laura Wessman, Senior Vice President, Operations at Forbes. “Pharmavite remains a key partner in the ongoing commercialization strategy for our ingredient, Reducol™, and our commitment in targeting cardiovascular disease through diet,” said Wessman. The contract calls for an undisclosed amount of Reducol™ to be purchased in order to maintain Pharmavite’s exclusive rights to the mass-market distribution channel in the U.S.

“CholestOff® sales have grown over the past few years as we continue to develop and support our cholesterol-lowering dietary supplement business,” said Jim Lundeen, Vice President of Marketing at Pharmavite. “I am optimistic about CholestOff® sales ahead and the continued relationship with Forbes as our partner,” added Lundeen.  To support the continued growth of its products, Pharmavite plans to launch a substantial marketing campaign to advertise its suite of dietary supplements, including Nature Made® CholestOff®.

CholestOff® is available in 60-count and 120-count caplet bottles and can be found in food, drug and mass market channels.  The recommended daily dose of CholestOff® is two caplets twice per day (1.8 grams of ReducolTM) taken half an hour before a low-fat meal.

About Pharmavite LLC

For more than 30 years, Pharmavite has earned and maintained the trust of pharmacists, consumers, and retailers by manufacturing high-quality vitamins, minerals, herbs and other dietary supplements that are safe, effective and science-based.  As an industry leader, Pharmavite adheres to manufacturing standards recommended by the United States Pharmacopeia (USP), a not-for-profit organization that has set pharmaceutical and dietary supplement quality standards since 1820. In addition, Pharmavite participates in USP’s Verification Program for dietary supplements.

The dietary supplement industry is regulated by the U.S. Food and Drug Administration and the Federal Trade Commission, as well as by government agencies in each of the 50 States.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements concerning the Company's Reducol™, the Company’s relationship with Pharmavite and Pharmavite’s plans for future Cholest-Off® sales and a marketing campaign, which statements can be identified by the use of forward-looking terminology such as but not limited to, “ongoing”, “strategy”, “targeting”, “to be purchased”, “to maintain”, "commitment", "targeting", "to be", "continue", "optimistic", "sales ahead", and "plans". Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for performance by Pharmavite; uncertainty as to the volume and timing of sales under the purchase contract; uncertainty as to whether the marketing campaign will be implemented as planned or at all; the risk that the contract with Pharmavite may be terminated early or not renewed;  marketing/manufacturing risks; partnership/strategic alliance risks; the need to secure raw materials at competitive prices; the risk of technical obsolescence; government regulation; intellectual property risks; product liability risks; the effect of competition; uncertainty of the market; exchange rate fluctuations; the ability of buyers to fulfill health claims of their products; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances should change. The Company does not assume any obligation to update any statement contained in this News Release. The Company has relied solely on Pharmavite for statements concerning Pharmavite and accepts no responsibility for such statements.